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Danske Bank


05007962

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

3 May 2005

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To:

Fax No.	+1 202 942 9628
Company	Securities & Exchange Commission
Department	Office of International Corporation
Attention	File No 82-1263

From:

Reference	Peter Holm / Knud Erik Kristensen
Fax No.	+45 33 44 03 85
Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
No. of pages (incl. this page)	29

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Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report First Quarter of 2005 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / ALM

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

5/17

Quarterly Report - First quarter of 2005

Stock Exchange Announcement No. 8/2005
May 3, 2005

Danske Bank

This is a translation of the quarterly report for the first quarter of 2005 in the Danish language. In case of discrepancies, the Danish version prevails.

Danske Bank Group – financial highlights

NET PROFIT FOR THE PERIOD (DKr m)	Q1 2005	Q1 2004	Index 05/04	Full year 2004
Net interest income	4,002	3,633	110	14,752
Net fee income	1,592	1,503	106	5,898
Net trading income	1,645	1,426	115	4,877
Other income	492	443	111	2,029
Net income from insurance business	339	312	109	1,631
Total income	8,070	7,317	110	29,187
Operating expenses	3,958	3,793	104	15,393
Profit before credit loss expenses	4,112	3,524	117	13,794
Credit loss expenses	-126	330	-	759
Profit before tax	4,238	3,194	133	13,035
Tax	1,230	956	129	3,718
Net profit for the period	3,008	2,238	134	9,317
Attributable to minority interests	9	9	-	28

BALANCE SHEET (DKr m)				
Bank loans and advances	738,910	567,251	130	615,258
Mortgage loans	531,206	512,016	104	524,428
Trading portfolio assets	468,076	387,654	127	422,547
Investment securities	34,555	39,023	89	31,505
Assets under insurance contracts	169,984	149,749	114	160,084
Other assets	328,454	261,636	117	298,161
Total assets	2,271,185	1,917,329	118	2,051,983
Due to credit institutions and central banks	457,525	363,883	126	353,369
Due to customers	569,271	468,569	121	487,863
Issued mortgage bonds	465,460	402,641	116	432,399
Trading portfolio liabilities	195,414	135,126	145	215,807
Liabilities under insurance contracts	193,194	178,848	108	189,168
Other liabilities	284,824	270,523	105	272,969
Subordinated debt	40,462	33,657	120	33,423
Shareholders' equity	65,035	64,072	102	66,895
Total liabilities and equity	2,271,185	1,917,329	118	2,051,983

RATIOS AND KEY FIGURES				
Net profit for the period per share, DKr	4.8	3.4		14.4
Diluted profit for the period per share, DKr	4.8	3.4		14.4
Net profit for the period as % p.a. of average shareholders' equity	17.8	13.3		13.9
Cost/income ratio, %	49.0	51.8		52.7
Solvency ratio, excl. net profit for the period, %	8.7	10.3		10.2
Core (tier 1) capital ratio, excl. net profit for the period, %	6.8	7.1		7.7
Share price, end of period, DKr	165.7	137.9		167.5
Book value per share, DKr	103.6	97.8		106.7
Full-time-equivalent staff, end of period	18,885	16,676		16,235

Review

- Net profit of DKr3,008m, against DKr2,238m for the first quarter of 2004
- Income rose 10%
- Growth in bank loans and advances of 30%
- Net positive entry of credit loss expenses
- Expectations for the profit before tax in 2005 remain unchanged, as the rise in income is offset by the amortisation of intangible fixed assets

Financial results for the first quarter of 2005

Danske Bank Group recorded a net profit of DKr3,008m for the first quarter of 2005, against DKr2,238m for the first quarter of 2004. Earnings per share for the period rose 41% to DKr4.8.

Pre-tax profit amounted to DKr4,238m, which was higher than expected at the presentation of the Annual Report for 2004, primarily as a result of one-off revenues from the reduction of international wholesale banking activities and the consolidation of Banking Activities Northern Ireland and Banking Activities Ireland one month earlier than expected.

Income

Income rose 10% on the figure recorded for the first quarter of 2004 to DKr8,070m, mainly due to good growth in the Group's non-Danish banking activities. Income from Banking Activities Northern Ireland and Banking Activities Ireland accounted for one third of the increase.

Net interest income increased by 10% to DKr4,002m. Property financing products secured on real property with a low interest margin accounted for most of the growth in lending. The continuation of fierce competition in the Group's core activities led to lower interest margins.

Net fee income rose 8%. Disregarding the net fee income from banking activities in Northern Ireland and the Republic of Ireland, the increase amounted to 2%.

The increase in net trading income of 15% compared with the first quarter of 2004 was attributable mainly to gains on the sale of loans as part of the Group's reduction of its wholesale banking activities in London and New York and to the sale of unlisted shares.

Extended business volume added 9% to the net income from insurance business.

The increase in other income of DKr49m to DKr492m was attributable primarily to profits earned on the sale of real property.

Operating expenses

As expected, operating expenses, excluding the operating expenses of banking activities in Northern Ireland and the Republic of Ireland, remained unchanged. Including the two new business areas, operating expenses rose 4% to DKr3,958m, which also covers the amortisation of intangible fixed assets in the amount of DKr43m. The cost/income ratio improved from 51.8% to 49.0%.

Credit loss expenses

The Group recorded a net positive entry of credit loss expenses of DKr126m in the first quarter of 2005, against a charge of DKr330m in the first quarter of 2004. The positive trend was ascribable to favourable economic conditions, which led to a low provisioning ratio and reversals of provisions already made.

Return on equity

The return on equity improved from 13.3% in the first quarter of 2004 to 17.8%.

Integration of Northern Bank and National Irish Bank

By the end of February 2005, all the relevant authorities had approved Danske Bank's acquisition of Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland.

The integration of the two banks progresses according to schedule; the migration of data systems and the integration in general of the two banks are expected to be completed by the end of 2006. The Group's estimated integration costs remain unchanged at DKr1.5bn.

As a result of the acquisition at the end of February 2005, the accounts for March 2005 of the two banks have been consolidated in the income statement of the Group. Comparative figures have not been restated.

The provisional purchase price for the two banks amounted to £967m, or DKr10.4bn. The purchase price exceeds the book value by DKr6.5bn, of which DKr1.5bn is recognised as an intangible fixed asset to be amortised over three years in accordance with the international financial reporting standards, IAS 38, "Intangible Assets", and IFRS 3, "Business Combinations". The remaining DKr5.0bn is recognised as goodwill on the balance sheet.

Capital and solvency

Share capital

At the annual general meeting on March 15, 2005, the shareholders decided to reduce the share capital by a nominal amount of DKr339,614,760 by cancelling the shares bought back under the repurchase programme in 2004. When the capital reduction is registered after the stipulated deadline for claims from shareholders at the end of June 2005, the share capital will amount to DKr6,383,042,760 divided into 638,304,276 shares. The number of shares outstanding at the end of the first quarter of 2005 stood at 627,713,910 and the average number of shares outstanding during the quarter was 627,474,835.

Shareholders' equity

Shareholders' equity was DKr65bn at the end of the quarter, against DKr67bn at the end of 2004. The change is ascribable primarily to dividend payment in March 2005 and the profit for the period.

Solvency

The solvency ratio at the end of March 2005 (excluding the net profit for the period) stood at 9.7%, of which 6.8 percentage points derived from Group core (tier 1) capital. The core (tier 1) capital ratio fell by 0.7 of a percentage point because the price paid for the two banks exceeded the book value by DKr6.5bn. The core (tier 1) capital ratio, excluding hybrid core capital, stood at 6.1%.

To fund the acquisition of Northern Bank and National Irish Bank, Danske Bank issued notes worth £150m as hybrid (tier 1) capital and notes worth €700m as supplementary capital in March 2005. The value of these new issues totals DKr6.8bn.

Balance sheet

Lending

Bank loans and advances, excluding repo transactions, stood at DKr542bn, up DKr117bn since the end of March 2004. The increase recorded since the beginning of the year amounted to DKr72bn.

Non-Danish bank loans and advances increased by DKr78bn since the end of the first quarter of 2004. Banking Activities Northern Ireland and Banking Activities Ireland accounted for DKr60bn of this increase. Disregarding the contributions from these new business areas, the increase in non-Danish bank loans and advances was attributable exclusively to the increase in lending to retail customers. Since the beginning of the year, non-Danish bank loans and advances grew by DKr54bn. Excluding lending by Banking Activities Northern Ireland and Banking Activities Ireland, the Group recorded a fall of DKr6bn, reflecting an increase in lending by Nordic units and the sale of loans extended by the Group's branches in London and New York of DKr14bn.

Domestic bank loans and advances rose by DKr39bn since the end of the first quarter of 2004 and by DKr18bn since the beginning of the year. The increase of DKr39bn reflects an increase in lending to retail customers of DKr34bn and an increase in lending to corporate customers of DKr5bn. Since the beginning of the year, lending to retail customers rose DKr10bn, whereas lending to corporate customers increased by DKr8bn.

Mortgage lending stood at DKr531bn, against DKr512bn in the first quarter of 2004 and DKr524bn at the beginning of the year.

Repo loans grew by DKr55bn to DKr197bn on the figure for the first quarter of 2004. The increase was attributable to the consolidation of the Group's banking activities in Northern Ireland and the Republic of Ireland.

Deposits

Deposits, excluding repo transactions, totalled DKr503bn, against DKr419bn at the end of the first quarter of 2004 and DKr436bn at the beginning of the year.

Since the end of the first quarter of 2004, non-Danish deposits increased by DKr69bn, of which DKr55bn derived from banking activities in Northern Ireland and the Republic of Ireland. Retail customers and corporate customers contributed equally to the increase.

The rise of DKr15bn in domestic deposits from the level recorded a year ago was attributable to deposits made by retail customers.

Incentive programmes

The total number of share options for the 2004 accounting year, which were allotted in the first quarter of 2005, was 2,617,000, including 241,836 allotted to Executive Board members. The strike price was fixed at 190.23, computed as the average price of Danske Bank shares for 20 trading days after the release of the annual report plus 10%. The market value of share options was DKr40m. The amount is recognised over a period of three years using the straight-line method in accordance with the international financial reporting standards.

Moreover, the number of rights allotted to purchase conditional shares was 472,000, including 5,623 to members of the Executive Board. The market value of these conditional shares was expensed in 2004 together with the bonus awards for the year.

The employee shares pool, which totalled DKr110m at the end of 2004, was allotted to the staff in the form of employee shares free of charge in March 2005. The shares will be held in custody for a period of seven years and will thereafter be at the disposal of the employees. In future, the Group will, on the basis of developments over several years and at its discretion, consider offering additional employee shares.

At the end of the first quarter of 2005, members of the Board of Directors and the Executive Board held 47,996 Danske Bank shares.

Accounting policies

The report for the first quarter of 2005 has been prepared in compliance with IAS 34, "Interim Financial Reporting" supplemented by the Copenhagen Stock Exchange guidelines for issuers of listed securities. The application of IAS 34 means that the disclosure of figures is less detailed than the disclosure in a full annual report and that the valuation principles laid down by the international financial reporting standards (IFRS) are applied.

The Group has decided to present its accounts in accordance with the IFRS with effect from January 1, 2005, and to restate comparative figures for 2004. Moreover, comparative figures have been adjusted to reflect the new organisation that took effect on January 1, 2005.

As described in the Annual Report for 2004, the Group has chosen a deviation from the IAS 39, "Financial Instruments", approved by the EU inasmuch as it recognises issued mortgage bonds and related mortgage loans at fair value. IAS 39 approved by the IASB allows this method of recognition.

The Annual Report for 2004 and Danske Bank's IFRS White paper describe the effect of the transition to IFRS. The report and the white paper are available at www.danskebank.com/ir. Page 27 of this quarterly report shows the effect of the transition to IFRS on the profit for the four quarters of 2004 and on shareholders' equity.

Business areas

The organisational adjustments announced in November 2004 took effect on January 1, 2005.

The adjustment increased focus on expanding the Group's international branch network, reducing international wholesale banking activities and amalgamating administrative and support functions across borders. In addition, the Danske Bank division split its banking activities into nine regions to strengthen the local profile of the bank.

The branch network of BG Bank did not undergo any organisational changes, and BG Bank will continue to focus on retail customers and corporate customers in selected industries.

The reduction of international wholesale banking activities has the effect that the Group spins off activities in London and closes its New York branch in 2005.

Continuing wholesale banking activities previously based in London and New York will be integrated with the activities of Danske Markets. The comparative figures for 2004 have been restated to reflect the new organisation. Consequently, net interest income and net fee income are recognised as net trading income.

PROFIT BEFORE TAX (DKr m)	Q1 2005	Q1 2004	Index 05/04	Share Q1 2005
- Banking Activities Danske Bank	1,050	794	132	25%
- Banking Activities BG Bank	456	418	109	11%
- Banking Activities Norway	156	54	289	3%
- Banking Activities Sweden	169	162	104	4%
- Banking Activities Northern Ireland	33	-	-	1%
- Banking Activities Ireland	28	-	-	1%
- Other Banking Activities	456	216	211	11%
Total Banking Activities	2,348	1,644	143	56%
Mortgage Finance	682	518	132	16%
Danske Markets	898	876	103	21%
Danske Capital	103	104	99	2%
Danica Pension	339	312	109	8%
Other areas	-132	-260	-	-3%
Total Group	4,238	3,184	133	100%

Danske Bank Group's pre-tax profit rose 33%, compared with the pre-tax profit for the first quarter of 2004. Almost all business areas contributed to the positive trend.

"Other areas" includes the Group's real property portfolio and non-allocated expenses for Group support functions, severance payments and capital. Moreover, the item includes the elimination of return on own shares, despite the fact that part of the return is allocated to holders of pooled schemes and life insurance policyholders.

The trend of "Other areas" reflects primarily gains on real property in the first quarter and a negative effect in 2004 from the currency hedging of earnings at units outside Denmark. The elimination of return on own shares amounted to a negative DKr40m, against a negative DKr53m in the first quarter of 2004.

Developments in the individual business areas are described on the following pages.

Banking Activities Danske Bank

Banking Activities Danske Bank encompasses the banking activities of the Danske Bank division in Denmark. Danske Bank caters to all types of retail and corporate customers. The Bank's finance centres serve large corporate and private banking customers. Corporate and private banking customers with highly complex banking needs are served by the Bank's department for large corporates and its Merchant Bank Privat department. Banking Activities Danske Bank breaks down on nine regions with 291 branches, nine finance centres and just over 4,200 employees.

BANKING ACTIVITIES DANSKE BANK (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	1,474	1,481	1,452	1,446	1,396	5,775
Net fee income	739	740	642	690	733	2,805
Net trading income	99	97	99	94	105	395
Other income	2	28	6	11	5	50
Total income	2,314	2,346	2,199	2,241	2,239	9,025
Operating expenses	1,241	1,346	1,272	1,328	1,247	5,193
Profit before credit loss expenses	1,073	1,000	927	913	992	3,832
Credit loss expenses	23	27	-93	219	198	351
Profit before tax	1,050	973	1,020	694	794	3,481
Loans and advances to customers (end of period)	175,549	164,136	151,468	149,984	143,006	164,136
Due to customers, incl. pooled deposits (end of period)	192,362	189,050	186,089	185,040	179,150	189,050
Risk-weighted items (avg.)	174,426	168,272	165,963	162,075	149,676	161,527
Allocated capital (avg.)	11,338	10,938	10,788	10,535	9,729	10,498
Profit before tax as % p.a. of allocated capital	37.0	35.6	37.8	26.4	32.6	33.2
Cost/income ratio, %	53.6	57.4	57.8	59.3	55.7	57.5

- Pre-tax profit up 32%
- Credit loss expenses remained low
- Growth in lending to retail customers of 43%
- Improved cost/income ratio

Pre-tax profit rose by 32% to DKr1,050m, compared with the result for the first quarter of 2004. The increase was attributable to higher income and lower credit loss expenses.

Income was positively affected by the healthy growth in lending, which compensated for the narrow lending margins particularly in the retail segment. The trend in margins was ascribable mainly to the larger share of the portfolio made up by property financing products secured on real property and to fierce competition. Net interest income rose by 6%, whereas fee income remained at the level recorded a year ago.

Operating expenses remained unchanged, compared with the first quarter of 2004, whereas the cost/income ratio improved from 55.7% to 53.6%.

Total lending grew by 23%, compared with total lending at the end of March 2004, and by 7% since the beginning of the year. Loans and advances to retail customers saw a rise of 43% relative to the level recorded a year ago, particularly reflecting the satisfactory sales of the property financing product *Danske Prioritet*. In the first quarter of 2005, the growth rate of sales of *Danske Prioritet* eased to 14% as a result, among other factors, of Realkredit Danmark's launch of its FlexGaranti® product. Lending to corporate customers rose 14% on the level recorded at the end of March 2004, mainly as a result of extended lending to small and mid-sized corporate customers.

In the first quarter of 2005, Danske Bank took a number of steps to strengthen local initiatives of the regions and branches. One of these steps is the *Danske Viden* programme, which is launched through Danske Bank's branch network and supports local projects that focus on improving Denmark's long-term competitiveness.

Banking Activities BG Bank

Banking Activities BG Bank encompasses the banking activities of the BG Bank division in Denmark. BG Bank caters to all types of retail customers and most types of corporate customers through its branch network. In addition, BG Bank serves a number of agricultural customers at special agricultural centres. Banking Activities BG Bank has 173 branches and just over 1,800 employees.

BANKING ACTIVITIES BG BANK (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	653	653	653	655	638	2,599
Net fee income	297	299	272	297	314	1,182
Net trading income	30	32	33	31	30	126
Other income	2	14	3	5	2	24
Total income	982	998	961	988	984	3,931
Operating expenses	576	645	580	641	597	2,463
Profit before credit loss expenses	406	353	381	347	387	1,468
Credit loss expenses	-50	16	-26	47	-31	6
Profit before tax	456	337	407	300	418	1,462
Loans and advances to customers (end of period)	56,343	55,505	51,232	50,442	47,685	55,505
Due to customers, incl. pooled deposits (end of period)	66,863	66,208	64,358	64,297	62,258	66,208
Risk-weighted items (avg.)	57,150	55,816	55,786	53,056	51,874	54,142
Allocated capital (avg.)	3,715	3,628	3,626	3,449	3,372	3,519
Profit before tax as % p.a. of allocated capital	49.1	37.2	44.9	34.8	49.6	41.5
Cost/income ratio, %	58.7	64.6	60.4	64.9	60.7	62.7

- Net positive entry of credit loss expenses
- Growth in lending to retail customers of 23%
- Improved cost/income ratio

Pre-tax profit rose by 9% to DKr456m, compared with the result for the first quarter of 2004. The increase was attributable to lower credit loss expenses and operating expenses.

Income remained stable at the level recorded for the first quarter of 2004. The increase in lending compensated for the narrowing lending margins and falling fee income. The trend in margins was attributable mainly to the larger share of the portfolio made up by property financing products secured on real property and to fierce competition. Net interest income rose by 2%, compared with the first quarter of 2004, whereas fee income decreased by 5%, primarily as a result of decreasing income from payment services.

Operating expenses declined by 4%.

Total lending rose by 18% relative to the level recorded at the end of March 2004 and by 2% since the beginning of the year. Loans and advances to retail customers grew by 23% since the end of March 2004, particularly reflecting the satisfactory sales of the property financing product *Bolig Plus*. In the first quarter of 2005, the growth rate of sales of *Bolig Plus* eased to 16% as a result, among other factors, of Realkredit Danmark's launch of its FlexGaranti® product. Lending to corporate customers rose 13% on the level recorded at the end of March 2004.

The satisfactory development of BG Bank's agricultural centres continued, and BG Bank established its own customer desks in Copenhagen and Vejle (on the east coast of Jutland) in charge of investment advisory services and securities trading.

Banking Activities Norway

Banking Activities Norway encompasses primarily the banking activities of Fokus Bank in Norway. Banking Activities Norway has 69 branches and about 1,000 employees.

BANKING ACTIVITIES NORWAY (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	293	305	286	282	263	1,136
Net fee income	88	81	68	63	58	270
Net trading income	17	12	7	7	7	33
Other income	6	8	9	6	6	29
Total income	404	406	370	358	334	1,468
Operating expenses	292	324	265	261	257	1,107
Profit before credit loss expenses	112	82	105	97	77	361
Credit loss expenses	-44	36	-27	8	23	40
Profit before tax	156	46	132	89	54	321
Profit before tax in local currency (NKr)	174	47	148	99	63	357
Loans and advances to customers (end of period)	70,578	65,687	62,485	57,795	55,789	65,687
Due to customers (end of period)	33,083	31,398	29,610	28,706	27,961	31,398
Risk-weighted items (avg.)	55,459	53,927	48,843	46,936	44,674	48,585
Allocated capital (avg.)	3,605	3,498	3,175	3,051	2,904	3,158
Profit before tax as % p.a. of allocated capital	17.3	5.3	16.6	11.7	7.4	10.2
Cost/income ratio, %	72.3	79.8	71.6	72.9	76.9	75.4

- Pre-tax profit up 189%
- Growth in lending of 23% measured in local currency
- Net positive entry of credit loss expenses

Pre-tax profit of Banking Activities Norway stood at DKr156m in the first quarter of 2005, against DKr54m a year earlier, corresponding to an increase of 189%.

Profit before credit loss expenses rose 45%, or 39% in local currency.

The result was achieved despite keen margin competition and reflected the extended business volume with existing customers and the significant inflow of new customers.

Net interest income and net fee income rose by 11% and 52%, respectively, on the figures recorded for the first quarter of 2004 as a result of the increased business activity and good sales of savings products.

Since the end of March 2004, Banking Activities Norway has increased the number of branches from 63 to 69 and recruited more employees to serve customers, which is why expenses rose 14%.

Credit loss expenses fell from a charge of DKr23m in the first quarter of 2004 to a net positive entry of DKr44m in the first quarter of 2005. This trend reflects the favourable business climate in Norway.

In local currency, lending to corporate customers and retail customers was 23% higher at the end of the quarter than a year ago. This increase reflects the rising demand for financing among existing customers and the significant inflow of new customers. Growth in lending outperformed market growth, and Banking Activities Norway's market share stood at 5%, against 4% in the first quarter of 2004.

Banking Activities Sweden

Banking Activities Sweden encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden. Banking Activities Sweden has 48 branches and about 1,000 employees.

BANKING ACTIVITIES SWEDEN (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	352	362	341	336	330	1,369
Net fee income	111	123	102	111	100	436
Net trading income	12	10	11	11	12	44
Other income	1	3	1	2	1	7
Total income	476	498	455	460	443	1,856
Operating expenses	294	330	266	273	277	1,146
Profit before credit loss expenses	182	168	189	187	166	710
Credit loss expenses	13	-5	80	-34	4	45
Profit before tax	169	173	109	221	162	665
Profit before tax in local currency (SKr)	207	207	133	272	201	813
Loans and advances to customers (end of period)	98.833	91,583	87,539	83,530	78,354	91,583
Due to customers (end of period)	31,532	30,629	26,664	28,622	26,380	30,629
Risk-weighted items (avg.)	76,260	73,122	70,382	67,565	64,509	68,910
Allocated capital (avg.)	4,957	4,753	4,575	4,392	4,193	4,479
Profit before tax as % p.a. of allocated capital	13.6	14.6	9.5	20.1	15.5	14.8
Cost/income ratio, %	61.8	66.3	58.5	59.3	62.5	61.7

- Pre-tax profit up 4%
- Credit loss expenses remained low
- Growth in lending of 22% measured in local currency
- Opening of nine new branches scheduled for 2005

Pre-tax profit rose 4% to DKr169m, against DKr162m in the first quarter of 2004. In local currency, the increase amounted to 3%.

Total income increased 7%, reflecting the inflow of new customers and extended business volume with up-market customer segments. Net interest income grew 7% despite falling market rates. Net fee income rose by 11% to DKr111m, primarily due to higher customer activity in equity trading and increased business volume.

Operating expenses increased 6% as a result of higher activity and expansion of the branch network. The Group plans to open nine new branches in 2005. One of them opened in the first quarter of 2005.

Credit loss expenses remained low in the first quarter of the year.

Lending to retail customers, measured in local currency, rose by 26%, whereas lending to corporate customers increased by 20% from the level recorded at the end of the first quarter of 2004. The growth in corporate lending was ascribable primarily to small and mid-sized customers, whereas the property financing product *Duoflex* reinforced growth in lending to retail customers. Growth in both retail and corporate lending outperformed market growth, and Banking Activities Sweden's market share (including property financing) stood at 6%, against 5% in the first quarter of 2004.

Banking Activities Northern Ireland

Banking Activities Northern Ireland encompasses the banking activities of Northern Bank. Northern Bank serves retail and corporate customers. Banking Activities Northern Ireland has 95 branches and 13 corporate centres and employs around 2,300 staff.

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	125	-	-	-	-	-
Net fee income	47	-	-	-	-	-
Net trading income	0	-	-	-	-	-
Other income	3	-	-	-	-	-
Total income	175	-	-	-	-	-
Operating expenses	137	-	-	-	-	-
Profit before credit loss expenses	38	-	-	-	-	-
Credit loss expenses	5	-	-	-	-	-
Profit before tax	33	-	-	-	-	-
Profit before tax in local currency (£)	3	-	-	-	-	-
Loans and advances to customers (end of period)	35,529	-	-	-	-	-
Due to customers (end of period)	37,711	-	-	-	-	-
Risk-weighted items (avg.)	33,012	-	-	-	-	-
Allocated capital (avg.)	2,146	-	-	-	-	-
Profit before tax as % p.a. of allocated capital	18.5	-	-	-	-	-
Cost/income ratio, %	78.3	-	-	-	-	-

First quarter of 2005 comprises only the financial results for March 2005.

- Pre-tax profit in line with expectations
- Operating expenses include amortisation of intangible assets
- Increase in lending of 3% over the past six months
- Integration progresses according to schedule

Pre-tax profit on banking activities in Northern Ireland amounted to DKr33m in March 2005, which was in line with expectations.

Total operating expenses of DKr137m included the amortisation of intangible assets of DKr35m. Integration costs incurred in March were insignificant.

Lending stood at DKr36bn at the end of March 2005, reflecting a 1% increase in lending to retail customers and a 6% rise in lending to corporate customers, compared with lending at the end of September 2004. The accounting year of Northern Bank begins on October 1.

Deposits totalled DKr38bn at the end of March 2005, constituting a rise of 4% on the level recorded at the end of September 2004.

Northern Bank has 410,000 customers. The bank recorded a slight inflow of customers since September 2004, and its share of retail customers in the market stood at 21%, whereas its share of corporate customers was 36% at the end of March 2005.

In 2005, Northern Bank will be divided into four geographical regions headed by a separate management team and supported by separate administrative units. Additional information about Banking Activities Northern Ireland is available at www.danskebank.com/ir.

Banking Activities Ireland

Banking Activities Ireland encompasses the banking activities of National Irish Bank. National Irish Bank serves primarily retail customers and large corporate customers. Banking Activities Ireland has 59 branches and 13 corporate centres and employs around 800 staff.

BANKING ACTIVITIES IRELAND (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	75	-	-	-	-	-
Net fee income	10	-	-	-	-	-
Net trading income	0	-	-	-	-	-
Other income	2	-	-	-	-	-
Total income	87	-	-	-	-	-
Operating expenses	59	-	-	-	-	-
Profit before credit loss expenses	28	-	-	-	-	-
Credit loss expenses	0	-	-	-	-	-
Profit before tax	28	-	-	-	-	-
Profit before tax in local currency (€)	4	-	-	-	-	-
Loans and advances to customers (end of period)	24,762	-	-	-	-	-
Due to customers (end of period)	17,667	-	-	-	-	-
Risk-weighted items (avg.)	20,937	-	-	-	-	-
Allocated capital (avg.)	1,361	-	-	-	-	-
Profit before tax as % p.a. of allocated capital	24.7	-	-	-	-	-
Cost/income ratio, %	67.8	-	-	-	-	-

First quarter of 2005 comprises only the financial results for March 2005.

- Pre-tax profit in line with expectations
- Operating expenses include amortisation of intangible assets
- Increase in lending of 12% over the past six months
- Integration progresses according to schedule

Pre-tax profit on banking activities in the Republic of Ireland amounted to DKr28m in March 2005, which was in line with expectations. Net interest income was positively affected by a one-off adjustment of DKr15m.

Total operating expenses of DKr59m included the amortisation of intangible assets of DKr8m. Integration costs incurred in March were insignificant.

Lending stood at DKr25bn at the end of March 2005, reflecting a 10% increase in lending to retail customers and a 14% rise in lending to corporate customers, compared with lending at the end of September 2004. The accounting year of National Irish Bank begins on October 1.

Deposits totalled DKr18bn at the end of March 2005, constituting a rise of 5% on the level recorded at the end of September 2004.

National Irish Bank has 168,000 customers. The bank recorded a slight inflow of customers since September 2004, and its share of retail customers in the market stood at 3%, whereas its share of corporate customers was 4% at the end of March 2005.

In 2005, National Irish Bank will be divided into five geographical regions headed by a separate management team and supported by separate administrative units. Additional information about Banking Activities Ireland is available at www.danskebank.com/ir.

Other Banking Activities

Other Banking Activities comprises the Danish banking activities of Nordania and HandelsFinans and banking activities carried out in England, the US, Luxembourg, Germany, Poland and Finland.

OTHER BANKING ACTIVITIES (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	300	343	340	344	316	1,343
Net fee income	72	138	92	88	92	410
Net trading income	140	13	-11	21	11	34
Other income	324	269	268	266	321	1,124
Total income	836	763	689	719	740	2,911
Operating expenses	397	725	363	381	393	1.862
Profit before credit loss expenses	439	38	326	338	347	1,049
Credit loss expenses	-17	-147	292	59	131	335
Profit before tax	456	185	34	279	216	714
Loans and advances to customers (end of period)	63,229	79,669	85,372	78,892	77,553	79,669
Due to customers (end of period)	61,452	54,895	63,374	72,612	58,598	54,895
Risk-weighted items (avg.)	79,931	89,346	94,351	92,359	89,758	91,204
Allocated capital (avg.)	5,186	5,742	6,133	6,003	5,834	5,928
Profit before tax as % p.a. of allocated capital	35.1	12.9	2.2	18.6	14.8	12.0
Cost/income ratio, %	47.5	95.0	52.7	53.0	53.1	64.0

PROFIT BEFORE TAX (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Banking Activities England	114	-22	116	106	32	232
Banking Activities US	68	-127	-76	6	5	-192
Other banking activities	274	334	-6	167	179	674
Total Other Banking Activities	456	185	34	279	216	714

England

Pre-tax profit from banking activities in England amounted to DKr114m, against DKr32m in the first quarter of 2004. The improved result reflects gains of some DKr80m from the sale of loans as part of the reduction of activities in London. Moreover, credit loss expenses incurred on the remaining part of the loan portfolio decreased considerably.

The US

Pre-tax profit from US banking activities amounted to DKr68m, against DKr5m in the first quarter of 2004. The trend reflects the ongoing reduction of lending activities as part of the closure of the Group's branch in New York and the gains on the sale of loans in the amount of some DKr50m.

Other banking activities

The increase in profits of other banking activities before credit loss expenses stems from a positive trend in the activities of all business areas. Nordania recorded the largest nominal increase.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried out through "home".

MORTGAGE FINANCE (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Net interest income	817	776	784	751	749	3,062
Net fee income	38	39	7	34	33	113
Net trading income	41	0	53	44	36	133
Other income	44	31	30	35	32	128
Total income	940	848	874	864	850	3,436
Operating expenses	307	327	274	304	327	1,232
Profit before credit loss expenses	633	521	600	560	523	2,204
Credit loss expenses	-49	-2	-13	-8	5	-18
Profit before tax	682	523	613	568	518	2,222
Mortgage loans (end of period)	531,206	524,428	516,900	509,427	512,016	524,428
Risk-weighted items (avg.)	263,566	255,133	252,043	251,612	249,008	251,958
Allocated capital (avg.)	17,132	16,584	16,383	16,355	16,186	16,377
Profit before tax as % p.a. of allocated capital	15.9	12.6	15.0	13.9	12.8	13.6
Cost/income ratio, %	32.7	38.6	31.4	35.2	38.5	35.9

- Total income up 11%
- Operating expenses down 6%
- Net positive entry of credit loss expenses
- Market share of the total lending portfolio of 33.8%
- Strong sales of FlexGaranti®

In the first quarter of 2005, Mortgage Finance generated a pre-tax profit of DKr682m, against DKr518m for the first quarter of 2004.

Income rose 11% to DKr940m. Net interest income increased to DKr817m from DKr749m a year earlier. The increase reflects a rise in administration margins on the extended lending portfolio and an increase in interest income due to higher refinancing activity.

Operating expenses of DKr307m were 6% lower than in the first quarter of 2004, primarily as a result of lower IT development costs.

Total gross lending in the Danish mortgage credit market rose by 68% to DKr187bn in the first quarter of 2005. The continued high activity in the Danish mortgage finance market was generated, among other factors, by the introduction of interest rate cap loans in the fourth quarter of 2004. The gross lending of Realkredit Danmark, which was the first mortgage credit institution to introduce the new loan type, increased considerably in the fourth quarter of 2004, and when competitors followed suit in the first quarter of 2005, their gross lending increased considerably.

Realkredit Danmark's market share of gross lending thus stood at 26.6% in the first quarter of 2005, against 34.9% in the fourth quarter of 2004 and 31.3% in the first quarter of 2004. Realkredit Danmark's share of the total lending portfolio was 33.8% at the end of the first quarter of 2005, against 34.7% the year before. Mortgage lending increased by DKr19bn to DKr531bn at the end of the first quarter of 2005.

FlexGaranti® accounted for 23% of gross lending in the first quarter of 2005. FlexLån® fell to 35% of gross lending, against 60% for 2004 as a whole. At March 31, FlexGaranti® contributed DKr24bn to the lending portfolio, against DKr12bn on January 1, 2005.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income, foreign exchange, equities and interest-bearing securities, providing the largest corporate and institutional clients with financial products and advisory services on mergers and acquisitions, and assisting customers in connection with their issue of equity and debt on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign exchange, and equity portfolios. Institutional banking includes facilities with financial institutions in New York and London.

DANSKE MARKETS (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Total income	1,349	1,513	872	813	1,348	4,546
Operating expenses	458	433	363	344	472	1,612
Profit before credit loss expenses	891	1,080	509	469	876	2,934
Credit loss expenses	-7	-	-	-	-	-
Profit before tax	898	1,080	509	469	876	2,934
Loans and advances to customers (end of period)	25,389	20,546	24,290	24,885	26,683	20,548
Risk-weighted items (avg.)	85,440	92,384	95,130	121,465	111,551	105,070
Allocated capital (avg.)	6,204	6,005	6,183	7,895	7,251	6,830
Profit before tax as % p.a. of allocated capital	57.9	71.9	32.9	23.8	48.3	43.0
Cost/income ratio, %	34.0	28.6	41.6	42.3	35.0	35.5

TOTAL INCOME (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Trading activities	724	603	533	570	647	2,353
Proprietary trading	151	148	56	-28	312	488
Investment portfolio	362	646	147	140	272	1,205
Institutional banking	112	116	136	131	117	500
Total Danske Markets	1,349	1,513	872	813	1,348	4,546

- Pre-tax profit up 3%
- Income remained stable at the level recorded for the first quarter of 2004
- One-off revenue from the sale of unlisted shares

The increase in leading US interest rates did not have any noticeable effect on market sentiment. In March, however, the equity market weakened, credit spreads generally widened and interest rates turned around after the sharp fall at the beginning of the quarter.

Income at Danske Markets remained at the high level recorded in the first quarter of 2004.

Income from trading activities stood at DKr724m, reflecting a 12% rise since the first quarter of 2004. The increase is the result of a significant business volume with customers supported by mortgage refinancing. Equity trading was satisfactory, particularly equity trading activities generated by non-Danish customers.

Income from proprietary trading fell 52% to DKr151m, compared with the first quarter of 2004, reflecting the lower risk on positions. The decline in income was partly offset by the increase of 33% in income from the investment portfolio to DKr362m on the income generated in the first quarter of 2004. The increase was ascribable primarily to the sale of unlisted shares.

Income from institutional banking remained largely unchanged.

Danske Capital

Danske Capital manages the funds of retail customers and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and FlexInvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

DANSKE CAPITAL (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
Total income	189	178	162	171	179	690
Operating expenses	86	90	79	82	75	326
Profit before tax	103	88	83	89	104	364
Risk-weighted items (avg.)	304	84	66	58	1,047	312
Allocated capital (avg.)	20	5	4	4	68	20
Cost/income ratio, %	45.5	50.6	48.8	48.0	41.9	47.2
Assets under management (DKr bn)	423	414	402	397	398	414

- Pre-tax profit remained unchanged
- Significant increase in profits generated by non-Danish units of Danske Capital
- Decline in sales to Danish retail customers
- Improved investment performance

Danske Capital generated income of DKr189m, against DKr179m in the first quarter of 2004. The increase was attributable primarily to increased sales to retail customers and institutional clients of non-Danish units. Income from these units thus accounted for 24% of total income.

Operating expenses rose by DKr11m to DKr86m, primarily as a result of the rising number of employees and the expansion of activities of non-Danish units.

Danske Capital's market share of unit trust business targeting Danish retail customers was 37% of total assets at March 31, 2005, against 39% a year earlier.

In the first quarter of 2005, Danske Capital achieved good investment returns particularly on equities. Danish, Norwegian, Finnish, Baltic and eastern European equities continued to outperform benchmark returns. Moreover, the trend of European equities developed favourably, a segment to which Danske Capital has dedicated considerable research and investment resources since the autumn of 2004. Finally, Danske Hedge Mortgage Arbitrage Fund showed progress in the first quarter of 2005 and achieved an above-target return.

Danske Bank

Danica Pension

The Forsikringsselskabet Danica Group encompasses all Danica's activities in the life insurance and pensions market. Marketed under the name of Danica Pension, the unit targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance brokers and advisers.

DANICA PENSION (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
0.5 % of technical provisions	205	198	193	195	190	776
30 % of risk, cost, health and accident results	60	48	74	-24	52	150
Total risk allowance	265	246	267	171	242	926
Net return on allocated capital	31	34	30	31	30	125
Unit-linked business	32	26	40	5	21	92
Health care business, etc.	11	10	29	-15	19	43
Change in shadow account balance	-	445	-	-	-	445
Net income from insurance business	339	761	366	192	312	1,631
Technical provisions (incl. unit-linked business)	186,069	192,259	185,448	178,323	179,064	192,259
Allocated capital (avg.)	7,586	7,234	7,136	7,087	7,061	7,234
Net income as % p.a. of allocated capital	17.9	42.1	20.5	10.8	17.6	22.5

- Increase in net income from insurance business
- Regular premiums up 9%
- Return on investment of customer funds at 2.3%

Net income from insurance business increased by DKr27m to DKr339m.

The life insurance risk allowance totalled DKr265m, against DKr242m in the first quarter of 2004. The rise was the result of the fact that increasing business volume more than offset the loss on health and accident business for which provisions were strengthened in the first quarter of 2005 in response to the continued negative trend in claims.

The return on investment of customer funds stood at 2.3%, against 3.2% in the first quarter of 2004. The return on bonds, including derivatives, totalled 2.2%. The return on equities was 3.7% and the return on real property was 2.0%. The corresponding returns achieved in the first quarter of 2004 were 3.1%, 4.3% and 2.2%. Customers with unit-linked policies and a medium risk profile obtained a return of 3.8% in the first quarter of 2005.

Premiums in the first quarter of 2005, including payments under investment contracts, totalled DKr4.1bn, up 8% on the level recorded in the first quarter of 2004. The increase primarily reflects the increase in regular premiums.

Income from unit-linked business rose to DKr32m in the first quarter of 2005. The upward trend was attributable to increased business volume.

At the end of the first quarter of 2005, the collective bonus potential was DKr7.4bn, corresponding to a bonus rate of 4.9%. The corresponding figures at the end of the first quarter of 2004 were DKr8.1bn and 5.6%, respectively. A 30% fall in equity prices would reduce the collective bonus potential by DKr5.3bn, the same as at the end of March 2004, whereas an increase in interest rates of 1.0 percentage point would reduce the collective bonus potential by DKr2.4bn at the end of March 2005.

Outlook for 2005

Danske Bank Group's expectations for the financial result of the 2005 accounting year remain unchanged, compared with the expectations announced in the Annual Report for 2004. Income is likely to be higher than expected at the publication of the Annual Report, but the increase will be offset by the amortisation of intangible fixed assets.

In 2005, Europe is likely to see generally low economic growth and generally low interest and inflation rates.

Net interest and fee income from banking activities and mortgage finance is expected to rise. The increase in income from property financing in the Nordic units, among other activities, is likely to offset the decline in income from wholesale banking activities in England and the US. The newly acquired banks in the Republic of Ireland and Northern Ireland will also add to the income of the Group from the time of consolidation at March 1, 2005.

The accounts for 2004 were influenced by one-off revenue from sales of unlisted shares. As earnings from the Group's investment portfolios form part of trading income, it is unlikely that trading income will fully match the level recorded in 2004. Moreover, income will depend greatly on the trends in the financial markets, including the level of securities prices at the end of the year.

Net income from insurance business is expected to decline, since increased business volume and improved costs and risk results cannot fully compensate for the booking in 2004 of the risk allowance from previous years.

On the whole, the Group expects total income to increase, still depending on the trend of prices in the financial markets.

Also in 2005, the Group will continue to focus on tight cost containment. Savings as a result of the outsourcing of decentralised IT activities in 2004 and the decrease in severance payments are expected to offset the general increase in costs and the expenses related to the continued expansion of activities in Norway and Sweden.

The acquisition of the banks in the Republic of Ireland and Northern Ireland will increase costs. The acquisition will entail integration costs and related costs of some DKr1.5bn, of which a good one-third will be expensed in 2005. In accordance with the international financial reporting standards, IAS 38, "Intangible Assets", and IFRS 3, "Business Combinations", some DKr1.5bn of the total goodwill on acquisition will be recognised with other intangible assets amortised over a period of three years.

Consequently, the Group expects its total costs and its cost/income ratio to increase.

The Group considers the quality of its loan portfolio satisfactory, and the provisioning ratio is therefore expected to remain low.

The pre-tax profit for 2005 is expected to be at a level similar to that of 2004, despite the increase in activity, as the result for 2004 included considerable one-off revenue and the pre-tax profit will be affected by the amortisation of intangible fixed assets of nearly DKr450m. Moreover, the pre-tax profit will, as in previous years, depend on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge to remain at a level similar to the current corporation tax rate.

Copenhagen, May 3, 2005

Danske Bank Group

NET PROFIT FOR THE PERIOD (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Net interest income	4,002	3,739	3,661	3,719	3,633
Net fee income	1,592	1,581	1,351	1,463	1,503
Net trading income	1,645	1,607	964	880	1,426
Other income	492	823	374	389	443
Net income from insurance business	339	761	366	192	312
Total income	8,070	8,511	6,716	6,643	7,317
Operating expenses	3,958	4,370	3,486	3,744	3,793
Profit before credit loss expenses	4,112	4,141	3,230	2,899	3,524
Credit loss expenses	-126	-75	213	291	330
Profit before tax	4,238	4,216	3,017	2,608	3,194
Tax	1,230	1,172	804	786	956
Net profit for the period	3,008	3,044	2,213	1,822	2,238
Attributable to minority interests	9	8	2	9	9

BALANCE SHEET (DKr m)	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Bank loans and advances	738,910	615,268	613,921	585,924	567,251
Mortgage loans	531,206	524,428	515,800	509,427	512,016
Trading portfolio assets	468,076	422,547	385,634	337,315	367,654
Investment securities	34,555	31,505	46,580	39,828	39,023
Assets under insurance contracts	169,984	160,084	157,913	148,714	149,749
Other assets	328,454	298,161	267,122	266,631	281,636
Total assets	2,271,185	2,051,993	1,987,070	1,887,839	1,917,329
Due to credit institutions and central banks	457,525	353,369	392,959	331,501	363,883
Due to customers	569,271	487,863	474,502	479,162	456,569
Issued mortgage bonds	465,460	432,399	405,853	410,771	402,641
Trading portfolio liabilities	195,414	215,807	173,797	115,376	135,126
Liabilities under insurance contracts	193,194	189,168	186,051	178,035	178,648
Other liabilities	284,824	272,969	251,928	271,605	270,523
Subordinated debt	40,462	33,423	36,847	37,321	33,867
Shareholders' equity	65,035	66,995	65,133	64,068	64,072
Total liabilities and equity	2,271,185	2,051,993	1,987,070	1,887,839	1,917,329

RATIOS AND KEY FIGURES	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Net profit for the period per share, DKr	4.8	4.8	3.5	2.6	3.4
Diluted profit for the period per share, DKr	4.8	4.8	3.5	2.8	3.4
Net profit for the period as % p.a. of average shareholders' equity	17.8	18.4	13.7	11.4	13.3
Cost/income ratio, %	49.0	51.3	51.9	56.4	51.8
Solvency ratio, excl. net profit for the period, %*	9.7	10.2	10.0	10.4	10.3
Core (tier 1) capital ratio, excl. net profit for the period, %*	6.8	7.7	7.4	7.6	7.1
Share price, end of period, DKr	165.7	167.5	157.7	144.8	137.9
Book value per share, DKr	103.6	106.7	102.5	99.7	97.8
Full-time-equivalent staff, end of period	16,885	16,235	16,669	16,557	16,676

* Fourth quarter comprises the net profit for the year.

Danske Bank

Capital - Danske Bank Group

CHANGES IN EQUITY AND MINORITY INTERESTS (DKr m)	Shareholders of the parent company						
	Share capital	Foreign currency translation	Proposed dividend	Profit brought forward	Total	Minority interests	Total
Shareholders' equity, January 1, 2005	6,723	-32	5,010	55,027	66,728	267	66,995
Translation of non-Danish units	-	285	-	-	285	-	285
Non-Danish unit hedges	-	-284	-	-	-284	-	-284
Incentive programme	-	-	-	4	4	-	4
Tax	-	-	-	16	16	-	16
Net gains not recognised in the income statement	0	1	0	20	21	0	21
Net profit for the period	-	-	-	2,999	2,999	9	3,008
Dividend paid	-	-	-5,010	81	-4,929	-	-4,929
Acquisition of own shares	-	-	-	-5,202	-5,202	-	-5,202
Sale of own shares	-	-	-	5,156	5,156	-	5,156
Adjustment of minority interests	-	-	-	-	-	-14	-14
Shareholders' equity, March 31, 2005	6,723	-31	0	58,081	64,773	262	65,035

(DKr m)	Share capital	Foreign currency translation	Proposed dividend	Profit brought forward	Total	Minority interests	Total
Shareholders' equity, January 1, 2004	7,117	-	4,403	55,498	67,018	256	67,274
Translation of non-Danish units	-	-12	-	-	-12	-	-12
Non-Danish unit hedges	-	17	-	-	17	-	17
Tax	-	-	-	-15	-15	-	-15
Net gains not recognised in the income statement	0	5	0	-15	-10	0	-10
Net profit for the period	-	-	-	2,229	2,229	9	2,238
Dividend paid	-	-	-4,403	71	-4,332	-	-4,332
Acquisition of own shares	-	-	-	-5,081	-5,081	-	-5,081
Sale of own shares	-	-	-	3,985	3,985	-	3,985
Adjustment of minority interests	-	-	-	-	-	-2	-2
Shareholders' equity, March 31, 2004	7,117	5	0	56,687	63,809	263	64,072

Solvency - Danske Bank Group

CORE CAPITAL, CAPITAL BASE AND SOLVENCY RATIO (DKr m)	March 31. 2005	March 31, 2004	Dec. 31, 2004
Core capital	62,332	59,526	60,783
Hybrid core capital	5,933	-	4,101
Statutory deductions	8,400	2,164	2,365
Core capital, including hybrid core capital, less statutory deductions	59,865	57,362	62,519
Eligible subordinated debt and revaluation reserve	34,088	32,648	27,978
Statutory deduction for insurance subsidiaries	7,751	7,090	7,622
Other statutory deductions	139	359	135
Supplementary capital, less statutory deductions	26,198	25,199	20,221
Total capital base, less statutory deductions	86,063	82,561	62,740
Weighted items	884,065	803,432	808,329
Core (tier 1) capital ratio, excluding hybrid capital, %	6.10	7.14	7.23
Core (tier 1) capital ratio, %	6.77	7.14	7.73
Solvency ratio, %	9.73	10.28	10.24

Solvency and core (tier 1) capital ratios are calculated according to the provisions applicable to the accounting periods in question.

Cash flow statement - Danske Bank Group

(DKr m)	Q1 2005	Q1 2004
Cash flow from operating activities		
Net profit for the period	3,008	2,238
Adjustment for non-cash items	1,001	573
Increase/decrease in operating capital	21,676	56,373
Total	25,685	59,184
Cash flow from investing activities		
Acquisition and disposal of subsidiaries and other business units	-10,577	-
Intangible fixed assets	-46	-28
Tangible fixed assets	-21	-16
Total	-10,644	-44
Cash flow from financing activities		
Subordinated debt	6,838	-
Dividends	-4,929	-4,332
Buyback of own shares	-46	-1,096
Total	1,863	-5,428
Increase/decrease in cash and cash equivalents	16,904	53,712
Cash and cash equivalents, beginning of period	238,431	176,209
Cash and cash equivalents, end of period	255,335	229,921

Segment reporting – Danske Bank Group

SEGMENTS Q1 2005 (DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total
Net interest income	3,272	617	-	2	-	-89	4,002
Net fee income	1,364	38	-	192	-	-2	1,592
Net trading income	298	41	1,349	-5	-	-38	1,645
Other income	340	44	-	-	-	108	492
Net income from insurance business	-	-	-	-	339	-	339
Total income	5,274	940	1,349	189	339	-21	8,070
Operating expenses	2,996	307	458	86	-	111	3,958
Profit before credit loss expenses	2,278	633	891	103	339	-132	4,112
Credit loss expenses	-70	-49	-7	-	-	-	-126
Profit before tax	2,348	682	898	103	339	-132	4,238
Total assets (avg.)	587,074	556,827	842,879	5,944	202,916	79,127	2,274,767
Risk-weighted items (avg.)	497,174	263,566	95,440	304	-	4,889	861,373
Allocated capital (avg.)	32,316	17,132	6,204	20	7,588	318	63,577
Full-time-equivalent staff, end of period	11,068	731	633	199	827	5,427	18,885

SEGMENTS Q1 2004 (DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total
Net interest income	2,943	749	-	1	-	-60	3,633
Net fee income	1,297	33	-	181	-	-8	1,503
Net trading income	165	36	1,348	-3	-	-120	1,426
Other income	335	32	-	-	-	76	443
Net income from insurance business	-	-	-	-	312	-	312
Total income	4,740	850	1,348	179	312	-112	7,317
Operating expenses	2,771	327	472	75	-	148	3,793
Profit before credit loss expenses	1,969	523	876	104	312	-260	3,524
Credit loss expenses	325	5	-	-	-	-	330
Profit before tax	1,644	518	876	104	312	-260	3,194
Total assets (avg.)	452,573	523,164	716,457	3,291	183,746	15,205	1,894,448
Risk-weighted items (avg.)	400,491	249,008	111,551	1,047	-	5,251	767,348
Allocated capital (avg.)	26,032	16,186	7,251	68	7,081	341	56,959
Full-time-equivalent staff, end of period	8,885	988	574	192	829	5,208	16,676

Contingent liabilities - Danske Bank Group

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits.

The outcomes of the cases pending are not expected to have any material effect on the financial position of the Danske Bank Group.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

The Bank is jointly and severally liable for the corporation tax of the jointly taxed companies. The Bank is registered jointly with all significant wholly-owned Danish subsidiaries for financial services employer tax and VAT, for which it is jointly and severally liable.

In addition to the deferred tax provided for on the balance sheet, the Bank is liable for deferred tax of DKr16m payable for shares in subsidiary undertakings held for less than three years. At the end of 2004, the corresponding amount was DKr16m.

The table shows the Group's guarantees and claims against the Group, irrevocable loan commitments and other commitments not recognised on the balance sheet.

GUARANTEES AND COMMITMENTS (DKr m)	March 31, 2005	March 31, 2004	Dec. 31, 2004
Guarantees, etc.	80,960	92,401	86,915
Other commitments	115,229	110,651	124,397
Total off-balance-sheet items	196,189	203,052	211,312



Effect of the transition to IFRS on Danske Bank Group

EFFECT ON THE NET PROFIT FOR THE PERIOD (DKr m)	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Full year 2004
2004 practice	3,679	2,456	1,983	2,440	10,558
Impairment write-downs of loans and advances	-353	-265	-165	-14	-797
Origination fees	-8	-9	-8	-9	-34
Staff commitments	-36	79	44	-84	3
Pension commitments	-79	-14	4	-1	-90
Elimination of own shares	-110	-141	-83	-53	-387
Share-based payment	55	48	15	-3	115
Properties	-104	-13	-70	-47	-234
Leasehold improvements	-12	-12	-11	-12	-47
Reserves subject to a reimbursement obligation	-52	-1	-8	-2	-63
Outstanding claims provisions, insurance contracts	-3	0	0	0	-3
Unit-linked schemes	-9	-3	-2	-4	-18
Hedge accounting, operating leases	-29	-31	68	-43	-35
Foreign currency translation	27	7	3	-5	32
Minority interests	8	2	9	9	28
Deferred tax	-66	0	0	0	-66
Other tax effect	136	110	43	66	355
Total change	-635	-243	-161	-202	-1,241
Net profit for the period	3,044	2,213	1,822	2,238	9,317

CHANGES IN SHAREHOLDERS' EQUITY (DKr m)	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Jan. 1, 2004
Shareholders' equity under 2004 practice	60,806	63,354	62,181	61,995	60,253
Dividends	5,010	-	-	-	4,403
Adjusted 2004 practice	65,816	63,354	62,181	61,995	64,656
Impairment write-downs of loans and advances	4,654	5,007	5,272	5,437	5,451
Origination fees	-449	-441	-432	-424	-415
Staff commitments	-395	-359	-438	-482	-398
Pension commitments	-303	-224	-210	-214	-213
Elimination of own shares	-1,762	-1,654	-1,701	-1,620	-1,241
Share-based payment	296	193	145	130	133
Properties	249	340	353	423	470
Leasehold improvements	128	140	152	163	175
Reserves subject to a reimbursement obligation	83	135	136	144	146
Outstanding claims provisions, insurance contracts	-30	-27	-27	-27	-27
Unit-linked schemes	-42	-33	-30	-28	-24
Hedge accounting, operating leases	-175	-146	-115	-183	-140
Foreign currency translation	-	-	-	-	-
Minority interests	267	267	269	263	255
Deferred tax	-297	-231	-231	-231	-231
Other tax effect	-1,044	-1,188	-1,256	-1,274	-1,324
Total change	1,179	1,779	1,887	2,077	2,618
Shareholders' equity	66,995	65,133	64,068	64,072	67,274

Danske Bank

Financial calendar

Danske Bank has planned the announcement of financial reports for 2005 to take place on the following dates:

Half-year report:	August 11, 2005
Nine-month report:	November 1, 2005

Contacts

Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47
Martin Gottlob, Head of Investor Relations, tel. +45 33 44 27 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel.: +45 33 44 00 00
CVR-nr. 61 12 62 28

Relevant links

www.danskebank.com/ir
www.bgbank.dk
www.fokus.no
www.oeb.se
www.nbonline.co.uk
www.nib.ie
www.rd.dk
www.danicapension.dk

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RECEPTION OK

TX/RX NO	9855
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	05/03 04:47
USAGE T	13'19
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